EXHIBIT 4

                              AGP and Company, Inc.

                                                              July 8, 1996



Social Expressions Acquisition Corporation
42 Oak Drive
Bedford, New Hampshire 03110

Dear Omar:

          I am in receipt of your letter dated July 8, 1996. We have further questions regarding your proposal.

     1.) Who are the principals of "Social Expressions Acquisition Corporation"? What are the percentage ownership of the individual principals of Social Expressions Acquisition Corp. prior to any financing or transactions with AGP? (Including any commitments to sell stock or grant options to individuals or other entities.) Does Social Expressions Acquisition Corp. own (or have contracted to own) any other assets other than those contemplated by your proposal to AGP?

     2.) Please, explain how TMC and /or Social Expressions Acquisition Corporation plan to deal with the "change of control" covenants that the Debt Agreements contain.

     3.) Please explain how your proposal deals with the 'collateralized' loan agreement between 'New England Capital Corp.' and Robmar Corporation.

     4.) Please explain how your proposal treats the loan owed by TMC Group to Robmar Corporation.

     5.)  At what price per share is the Private Placement to be sold ?

     6.) How does your proposal treat the intercompany accounts between AGP/Robmar/and TMC? How does your proposal treat the other off balance sheet obligations between AGP/Robmar/and TMC?

     7.) Where is the stock of 'Social Expression' proposed to be traded? Do the proposed listing, if any?

     8.)  Does your proposal contemplate a 'tax free' exchange of stock for AGP?

     9.) Does your proposal contemplate any 'lock up provisions' for AGP's stock?

     10.) How does one, equate a $17,500,000 post IPO valuation with AGP's representative 14 % interest? Or how does one equate a $12,500,000 valuation, net of new money, with AGP's representative 20% interest?

     11.) When does your proposal call for a change of control? Is it at the completion of the Private Placement or at the IPO?

     12.) What  protections  will be  afforded  to AGP in an event  of  default;
          unsatisfactory performance; change control; or other issues.

     13.) Has a Private Placement Document been drafted? If so, please forward a copy to me.

          The answers to the above questions will give the Bord members and their advisors a more inclusive outline of the proposal that you have offered. I cannot commit at this time to any other action other than investigating further the proposal which you have offered. However, you should recognize that your proposal will be reviewed with careful due diligence to insure that its is fair to all parties involved. We will respond to you as quickly as possible. If you have further issues regarding the actions that we are taking at this time, please consult Steven Dreyer.

                                                     Sincerely,

                                                     /s/ Steven Bingaman
                                                     Steven Bingaman

CC:      J. Howard
         S. Dreyer

                   551 Fifth Avenue, New York, New York 10017
                        (212) 682 6168 Fax (212) 682 6217